Exhibit 99.1

Century 21 China Real Estate Announces Results of Annual General Meeting and Extraordinary General Meeting

BEIJING, May 31, 2012 /PRNewswire-Asia-FirstCall/— IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate,” the “Company” or “CTC”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21®brand in China, today announced that its annual general meeting of shareholders (“AGM”), adjourned on December 30, 2011, and an Extraordinary General Meeting(“EGM”), were held on May 31, 2012.

As a result of the AGM, Mr. Harry Lu, Mr. Kevin Cheng Wei and Mr.Qiang Chai have been re-elected as directors of the Company. As a result of the EGM, Mr. Dick Kwan has been appointed as a director of the Company.

Also as a result of the EGM, a proposed Amended and Restated Memorandum and Articles of Association of the Company has been approved. Details of the Amended and Restated Memorandum of Articles and Association of the Company can be found on the Company’s website at http://www.ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com